October 31, 2006

Mail Stop 4561

Daniel J. Brinker
President and Chief Executive Officer
American TonerServ Corporation
475 Aviation Boulevard, Suite 100
Santa Rosa, CA 95403

RE: American TonerServ Corporation
        Registration Statement on Form SB-2
        Filed October 5, 2006
        File number 333-137831

Dear Mr. Brinker:

        We have limited our review of your filing to the issues we have addressed in our comments. We think you should revise your document in response to those comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please advise us by supplemental letter of the consideration given to combining this offering with the prior offering being made pursuant to registration statement number 333-120688. This may be done without loss of the previous fee paid by the use of Rule 429 under the Securities Act of 1933. If the two prospectuses are not combined in reliance upon Rule 429, you should revise your filing to inform stockholders about the distribution of securities that is occurring concurrently under the separate prospectus. In particular, the cover page, prospectus summary and plan of distribution sections should contain should appropriate information regarding the other offering.

Cover Page

2. You state that "the selling shareholder will sell our shares as a fixed price", but also refer to three selling shareholders on the cover page and in the Selling Shareholders section. Please revise to eliminate the apparent inconsistency. To the extent the selling shareholders are under common control or are otherwise interrelated, provide appropriate disclosure to that effect.

Selling Shareholders, page 40

3. Please identify the natural person(s) who exercise voting and/or dispositive powers over the securities held by Fort Holdings Ltd.. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

Item 28. Undertakings, page II-6

4. Item 512(g) of Regulation S-B was recently amended in Release No. 33-8591. Please revise your undertakings as appropriate.

Signatures

Your filng must be signed by the principal accounting officer or controller, or the person acting in that capacity should be so designated on the signature page. See Instruction 1 to "Signatures" in Form SB-2 and Section 6 of the Securities Act.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       Please contact Hugh Fuller at (202) 551-3853 or me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: James P. Beck
        Krys Boyle, P.C.
        600 Seventeenth Street
        Suite 2700 South Tower
        Denver, CO 80202
        Facsimile no. (303) 893-2882